July 31, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	APMEX Physical—1 oz. Gold Redeemable Trust (the “Company”)
Amendment No. 6 to Registration Statement on Form F-1 (File No. 333-178745)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), we request that the above-captioned registration statement, together with all exhibits (the “Registration Statement”), be immediately withdrawn.

The Company is requesting withdrawal of the Registration Statement because it has determined to not seek the registration for sale of the securities described in the Registration Statement. The Company confirms that no securities were sold pursuant to the Registration Statement or the prospectus contained therein as it was never declared effective by the Commission.

If you have any questions or require further information, please contact Giovanni Caruso of Loeb & Loeb LLP, our counsel, at (212) 407-4866.

Very truly yours,

APMEX PHYSICAL—1 OZ. GOLD REDEEMABLE TRUST

By:	/s/ Scott Thomas
Name: Scott Thomas Title: President